COMMONWEALTH SHAREHOLDER SERVICES, INC.
       1500 FOREST AVENUE, SUITE 223, RICHMOND, VA.  23229
        804-285-8211 * 800-527-9500 * (FAX) 804-285-8252







March 4, 1997



Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE:  Valley Forge Capital Holdings Total Return Fund, Inc.
          File No.:811-8516

Gentlemen:

     The Form N-SAR for the Valley Forge Capital Holdings Total Return Funds, Inc. (the "Fund") cannot be filed with the Commission because the annual audit is not complete. A change in accounting servicing agents occurred during the year and the completion of the Fund's audit has been delayed due to difficulties in reconciling the records between these two service providers.

     The auditor, Deloitte & Touche, LLP, has assured the Fund administrator that the audit will be completed within fifteen (15) calendar days of the original due date. Therefore, the N-SAR will also be filed within the same time period.

     If there are any questions, please call me at 800-527-9500.

Sincerely,



_______________________
John Pasco, III
Commonwealth Shareholder Services, Inc.
Fund Administrator